Neumora Therapeutics, Inc.

490 Arsenal Way, Suite 200

Watertown, Massachusetts 02472

September 12, 2023

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Daniel Crawford
Laura Crotty

Re:	Neumora Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333- 274229)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-274229) (the “Registration Statement”) of Neumora Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 14, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216 or B. Shayne Kennedy at (714) 755-8181.

Thank you for your assistance in this matter.

Very truly yours,

NEUMORA THERAPEUTICS, INC.

By:	/s/ Henry O. Gosebruch
Henry O. Gosebruch
President and Chief Executive Officer

cc:	Paul L. Berns, Neumora Therapeutics, Inc.
Phillip Stoup, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP
Denny Won, Cooley LLP